August 3, 2011
BY FACSIMILE AND EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Jeffrey P. Riedler, Division of Corporation Finance
Facsimile Number: (202) 772-9198

Re:	Emisphere Technologies, Inc.
Registration Statement on Form S-1 (SEC File Number 333-175794)
Dear Mr. Riedler:
     With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461(a) of Regulation C promulgated under Section 8(a) the Securities Act of 1933, as amended, Emisphere Technologies, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) enter an appropriate order declaring the Registration Statement effective as of 4:00 p.m. Eastern Daylight Time on Friday, August 5, 2011, or as soon thereafter as practicable.
     The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
     The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.
     The Company further acknowledges that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact our corporate counsel, Timothy C. Maguire at (617) 856-8377, or me at (973) 532-8005 if you have any questions concerning the above.

EMISPHERE TECHNOLOGIES, INC.
By:	/s/ Michael R. Garone
Michael R. Garone